SUB-ITEM 77I: Terms of New or Amended Securities
77I(b) - Attached is the R6 Shares Exhibit to the Multiple Class
Plan of Federated InterContinental Fund and Federated Kaufmann
Large Cap Fund, portfolios of Federated Equity Funds. The information contained in the attached Exhibit serves as the description of R6 Shares as required by this Item.






R6 SHARES EXHIBIT
TO
MULTIPLE CLASS PLAN
(REVISED AS OF 12/1/13)

1.    SEPARATE ARRANGEMENT AND EXPENSE ALLOCATION

For purposes of Rule 18f-3 under the Act, the basic distribution and shareholder servicing arrangement of the R6 Shares will consist of:

(i)sales and shareholder servicing by financial intermediaries to the following categories of investors
("Eligible Investors"):


An investor participating in a wrap program or other fee-based program sponsored by a financial intermediary;

An investor participating in a no-load network or platform sponsored by a financial intermediary where
Federated has entered into an agreement with the intermediary;

A trustee/director, employee or former employee of the Fund, the Adviser, the Distributor and their affiliates; an immediate family member of these individuals, or a trust, pension or profit-sharing plan for these individuals;

An employer-sponsored retirement plan;

A trust institution investing on behalf of its trust customers;

An investor, other than a natural person, purchasing
Shares directly from the Fund;

A Federated Fund;

An investor (including a natural person) who acquired
R6 Shares pursuant to the terms of an agreement and plan of reorganization which permits the investor to acquire such Shares; and

In connection with an acquisition of an investment management or advisory business, or related investment services, products or assets, by Federated or its investment advisory subsidiaries, an investor
(including a natural person) who (1) becomes a client of an investment advisory subsidiary of Federated or
(2) is a shareholder or interest holder of a pooled investment vehicle or product that becomes advised or subadvised by a Federated investment advisory subsidiary as a result of such an acquisition other than as a result of a fund reorganization transaction pursuant to an agreement and plan of reorganization.

In connection with this arrangement, R6 Shares will bear the following fees and expenses:

Fees and Expenses              Maximum Amount Allocated R6 Shares
Sales Load                      None

Contingent Deferred             None
Sales Charge ("CDSC")

Shareholder Service Fee         None

Redemption Fee                  None

12b-1 Fee                       None

Other Expenses                  Itemized expenses incurred by the Fund
                                with respect to holders of R6 Shares.


2.    CONVERSION AND EXCHANGE PRIVILEGES

For purposes of Rule 18f-3, R6 Shares have the following conversion rights and exchange privileges at the election of the shareholder:

Conversion Rights: None

Exchange Privileges: R6 Shares may be exchanged for Shares of any other
 Federated fund or share class that does not have a stated sales charge or a contingent deferred sales charge, except Federated Liberty U.S. Government Money Market Trust.


In any exchange, the shareholder shall receive shares having the same aggregate net asset value as the shares surrendered, after the payment of any redemption fees to the Fund. Exchanges to any other Class shall be treated in the same manner as a redemption and purchase.




SCHEDULE OF FUNDS
OFFERING R6 SHARES

The Funds set forth on this Schedule each offer R6 Shares on the terms set forth in the R6 Shares Exhibit to the Multiple Class
Plan.

Multiple Class Company
  Series

Federated Equity Funds
  Federated InterContinental Fund
  Federated Kaufmann Large Cap Fund

Federated World Investment Series, Inc.
  Federated International Leaders Fund